Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN: L85195TG1984PLC004507

Tel     : +91 40 4900 2900

Fax    : +91 40 4900 2999

Emil : mail@drreddys.com

www.drreddys.com

March 24, 2019

BSE Limited

National Stock Exchange of India Limited

Dear Sir/Madam,

Ref.:	Scrip Code: 500124 (BSE), DRREDDY (NSE)
Sub.:	Results of voting through Postal Ballot pursuant to Regulation 44(3) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

This is in reference to our letter dated February 21, 2019 enclosing the notice of Postal Ballot seeking approval of Members of the Company for continuation of directorship of Dr. Bruce L A Carter (DIN: 02331774) aged 75 years and further re-appoint him as a non-executive independent director for the second term of 3 (three) consecutive years.

In accordance with Regulation 44(3) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we would like to inform you that the Special Resolution for continuation of directorship of Dr. Bruce L A Carter (DIN: 02331774) and further re-appoint him as a non-executive independent director for the second term of 3 (three) consecutive years has been approved by the Members of the Company with requisite majority. The approval is considered to have been received on the last date for receipt of duly completed Postal Ballot Forms and e-voting i.e. Saturday, March 23, 2019.

The summarized voting result of the Postal Ballot process (through e-voting and Postal Ballot), in the prescribed format, along with a copy of the Scrutinizer’s Report are enclosed herewith, for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: a/a

CC:	New York Stock Exchange (For information)-Stock code: RDY

National Securities Depositary Limited (NSDL)

DR. REDDY'S LABORATORIES LIMITED

Date of Postal Ballot Notice	February 1, 2019
Voting Period	February 22, 2019 to March 23, 2019
Cut-off date	February 15, 2019
Total number of shareholders on cut-off date	1,21,141

Resolution 1: To approve continuation of directorship of Dr. Bruce L A Carter (DIN: 02331774) and further re-appoint him as a non-executive independent director for the second term of 3 (three) consecutive years.

Resolution required: (Ordinary / Special)	Special Resolution
Whether promoter/promoter group are interested in the agenda/resolution ?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes in favor (4)	No. of Votes against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter & Promoter Group	E-voting		44,458,528	100.00	44,458,528	-	100.00	-
	Poll	44,458,528	-	-	-	-	-	-
	Postal Ballot		-	-	-	-	-	-
	Total	44,458,528	44,458,528	100.00	44,458,528	-	100.00	-

Public - Institutions	E-voting		81,230,802	76.31	77,946,765	3,284,037	95.96	4.04
	Poll	106,452,338	-	-	-	-	-	-
	Postal Ballot		314,007	0.30	314,007	-	100.00	-
	Total	106,452,338	81,544,809	76.60	78,260,772	3,284,037	95.97	4.03

Public-Non Institutions	E-voting		171,853	1.13	169,559	2,294	98.66	1.34
	Poll	15,149,995	-	-	-	-	-	-
	Postal Ballot		365,072	2.41	364,663	409	99.89	0.11
	Total	15,149,995	536,925	3.54	534,222	2,703	99.50	0.50
TOTAL		166,060,861	126,540,262	76.20	123,253,522	3,286,740	97.40	2.60

Hyderabad | Gurgaon | Chennai | Mumbai | Amaravathi	R & A Associates T 202, Technopolis, 1-10-74/8, Above Ratnadeep Super Market, Chikoti Gardens, Begumpet, Hyderabad - 500016, India. +91 40-4003 2244 - 47 info@RnA-cs.com | www.RnA-cs.com

March 24, 2019

To

The Chairman

Board of Directors

Dr. Reddy’s Laboratories Limited

(CIN: L85195TG1984PLC004507)

8-2-337, Road No.3, Banjara Hills,

Hyderabad-500034, Telangana.

Dear Sir,

Sub: Scrutinizer’s Report on Postal Ballot including e-voting

Pursuant to the resolution passed by the Board of Directors of Dr. Reddy’s Laboratories Limited (Company), I was appointed as “Scrutinizer” to receive, process and scrutinize the postal ballot including e-voting process in a fair and transparent manner pursuant to Section 110 of the Companies Act, 2013 (Act) read with the Companies (Management and Administration) Rules, 2014 and in accordance with the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirement), Regulations, 2015 on the below resolution contained in the postal ballot notice dated February 1, 2019:

1.	Special Resolution: To approve continuation of directorship of Dr. Bruce L A Carter (DIN: 02331774) and further re-appoint him as a non-executive independent director for the second term of 3 (three) consecutive years.

The Management of the Company is responsible to ensure the compliance with the requirements of the Act and the Rules and SEBI Listing Regulations relating to postal ballot voting process including e-voting for the resolution contained in the postal ballot notice dated February 1, 2019. My responsibility as a Scrutinizer is to ensure that postal ballot voting process including e-voting is carried out in a fair and transparent manner and to make a Scrutinizer’s Report thereon.

I submit my report as under:

1.	The Company has on February 21, 2019 completed the dispatch/sending of emails of notice of postal ballot dated February 1, 2019, postal ballot form along with postage prepaid business reply envelope to its members whose names appeared on the Register of Members / List of Beneficiaries as received from the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as on February 15, 2019 (“cutoff date”) these shareholders were entitled to vote.

Continuation sheet

2.	The voting commenced on Friday, February 22, 2019 (9.00 AM IST) and ended on Saturday, March 23, 2019 (5.00 PM IST) for physical ballot as well as e-voting.

3.	The e-voting facility was provided by National Securities Depository Limited (NSDL) and necessary technical support was provided by Bigshare Services Private Limited, Hyderabad, the Registrar and Transfer Agent (RTA) of the Company, for processing postal ballot forms.

4.	Particulars of the postal ballot forms received including the votes casted through e-voting from / by the members have been entered in a Register separately maintained for the purpose.

5.	The postal ballot forms were kept under my safe custody in sealed and tampered-proof ballot boxes before commencing the scrutiny of such postal ballot forms.

6.	At 5.15 PM on Saturday, March 23, 2019, I have downloaded the e-voting Report from the National Securities Depository Limited (NSDL) website viz., www.evoting.nsdl.com.

7.	The ballot boxes were opened at 5:30 PM on Saturday, March 23, 2019 in my presence and in the presence of two witnesses who were not employees of the Company.

8.	The postal ballot forms were duly opened in my presence and scrutinized. The ballot papers received were reconciled with the records maintained by the Company/ RTA and the authorizations / Power of Attorney etc. The shareholding was also scrutinized for the purpose of eliminating duplicate voting, i.e. e-voting as well as by physical postal ballot form voting.

9.	All postal ballot forms received / votes casted up to 5.00 PM on Saturday, March 23, 2019 being the last date and time fixed by the Company for receipt of the forms / e-voting were considered for scrutiny.

10.	No business reply envelopes containing the postal ballot forms were received after 5.00 PM on Saturday, March 23, 2019.

11.	Envelopes containing the postal ballot forms returned undelivered were not opened and they were kept separately.

12.	I did not find any defaced or mutilated ballot papers/forms.

13.	Invalid ballots were marked and segregated.

14.	The results of postal ballot voting including e-voting are given as ‘Annexure-I’ to this report.

Continuation sheet

Based on combined results, I report that, resolution no. 1 as per the postal ballot notice dated February 1, 2019, being special resolution was passed with requisite majority as the number of votes casted in favour of the resolution is more than three (3) times the number of votes casted against.

15.	The postal ballot forms and other related papers/registers and records are under my safe custody until the Chairman considers, approves and signs the result and minutes of the postal ballot.

Thanking you,

For R & A Associates

/s/ G. Raghu Babu
(G. Raghu Babu)
Place: Hyderabad	Partner
Date: March 24, 2019	FCS No. F4448, CP No. 2820

Witness -1:	Witness -2:

Signature:	/s/ Tantapureddy Suresh	Signature:	/s/ Suraj Garg
Name:	Tantapureddy Suresh	Name:	Suraj Garg

Dr. Reddy’s Laboratories Limited - Scrutinizer’s Report on Postal Ballot including e-voting

Annexure-I

					Votes in favour of the
			No. of ballots	Total no. of votes	resolution		Votes against the resolution		Invalid Votes
S No	Description	Mode of Voting	received	cast	No’s	%	No’s	%	No’s	%	Remarks
1	Special Resolution: To approve continuation of directorship of Dr. Bruce L A Carter (DIN: 02331774) and further re-appoint him as a non-executive independent director for the second term of 3 (three) consecutive years	E-Voting	1236	12,58,61,183	12,25,74,852	97.39%	32,86,331	2.61%	0	0.00%	Special Resolution was passed with requisite majority as the number of votes casted in favour of the resolution is more than three (3) times the number of votes against.
		Physical Ballot	242	6,79,136	6,78,670	99.93%	409	0.06%	57	0.01%
		Total	1478	12,65,40,319	12,32,53,522	97.40%	32,86,740	2.60%	57	0.00%